Exhibit 99.124

Consent of Dr. Abani R. Samal, Ph.D., RM-SME

The undersigned hereby consents to the use of their technical report titled "Technical Report on the Mineral Resource Estimates for the Lone Tree Deposit, Nevada" dated October 21, 2021, with an effective date of July 30, 2021, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of i-80 Gold Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Abani R. Samal
Dr. Abani R. Samal, Ph.D., RM-SME of GeoGlobal, LLC

Dated: May 6, 2022